U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted pursuant to Rule 14a-6(g)

1.         Name of the registrant:

Post Properties, Inc.

2.          Name of person relying on exemption:

John A. Williams

3.         Address of person relying on exemption:

One Riverside
4401 Northside Parkway
Suite 100
Atlanta, Georgia 30327-3057

4.         Written materials. The following written materials are attached:

Exhibit 1:    Amended and Restated Frequently Asked Questions that appear on John A. Williams' Website at www.postshareholders.com, first posted on May 4, 2004.

Exhibit 2:    Amended and Restated Insert to Letter to Shareholders Containing Summary of Comparative Data that appears on John A. Williams' Website at www.postshareholders.com, first posted on May 4, 2004.

Exhibit 3:    Letter from John A. Williams to Post Properties, Inc. Shareholders dated May 6, 2004.